TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD SIGNS LETTER OF INTENT

WITH NAVAHO GOLD ON TAZ PROJECT

Vancouver, BC, Canada – November 5, 2010 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces the signing of a Letter of Intent (“LOI”) with Navaho Gold Pty Ltd. (“Navaho”) whereby Navaho may earn a joint venture interest in Miranda's TAZ project in Eureka County, Nevada.

Under the terms of the LOI, Navaho must make initial exploration expenditures of US$3,000,000 over a four-year period, with the first year’s commitment of $400,000 an obligation. Navaho will then have the option and right to earn a 75% interest by either producing a feasibility study in four years or by spending an additional $10,000,000 over 10 years at a rate of not less than $1,000,000 per year.

Navaho is a subsidiary of D’Aguilar Gold Ltd. (ASX: DGR). The company is clearly focused on the exploration and development of “Carlin” style gold mineralization.  Navaho has identified three areas in Queensland, Australia as highly prospective and holds six granted and 28 applications for exploration permits covering more than 8,000 km2 (3,100 mile2) in the Georgetown, northern Bowen Basin and Texas areas.  Navaho is also currently assembling a highly prospective gold portfolio within the Carlin and Battle Mountain-Eureka trends in Nevada.  The company has recently completed a seed capital raising and commenced preparation of a prospectus ahead of a proposed IPO and ASX listing in early 2011.

The Board and Management of Navaho are all highly experienced resource industry professionals with a demonstrated track record in the discovery, project development and financing of precious and base metal projects.

Miranda's TAZ project is located within the Battle Mountain-Eureka gold trend, approximately 26 miles (42 km) northwest of Eureka, Nevada.  The project consists of 142 unpatented lode claims, covering 4.6 sq. mi. (11.9 sq. km.).  The property lies along the margin of a north-south trending carbonate window where Devonian-age limestone of the Denay and Devils Gate Formations is exposed through the Roberts Mountains Thrust. Devonian-age limestone is a favorable host for sediment-hosted gold systems such as the Cortez Hills, Pipeline and Gold Bar deposits in Nevada.  The thrust and west-northwest and east-northeast-trending fault zones are locally bleached, brecciated and silicified.

Previous exploration at TAZ focused on shallow oxide, disseminated gold mineralization.  Rock chip assays returned values from below detection up to 0.026 oz Au/t (0.892 g Au/t) and elevated Carlin-style geochemistry (1600 ppm arsenic, 185 ppm antimony and 9.6 ppm mercury).

Historic drill results from hole VC96-8, which is within the current claim block, include 70 ft of 0.042 oz Au/t from 215 to 285 ft (21.3m of 1.44 g Au/t from 65.5 to 86.9 m), within a 135 ft zone of 0.025 oz Au/t from 215 to 350 ft (41.2 m of 0.86 g Au/t from 65.5 to 106.7 m).  The drill hole ended at a depth of 350 ft (106.7m) and the last 5 ft (1.5 m) sample returned 0.005 oz Au/t (0.175 g Au/t).

An initial drill target at TAZ is to offset VC96-08, which ended in anomalous mineralization, and drill deeper to test other favorable host units for more robust gold mineralization lower in the carbonate section.

For more information on the TAZ project go to http://www.mirandagold.com/s/TAZ.asp.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc. Montezuma Mines Inc., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd., Red Eagle Mining Corporation, and now Navaho Gold Pty Ltd.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.